Mail Stop 3-5

								April 8, 2005


Charles Y. Tanabe
Senior Vice President
Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

Re:  	Discovery Holding Company
	Registration Statement on Form 10
	File No. 0-51205
	Filed March 15, 2005

Dear Mr. Tanabe:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

Q: What is the reason for the spin off?, page 2

1. It is not readily apparent why the spin off would reduce the perceived discount from net asset value reflected in the trading prices of LMC common stock. Please explain or cross-reference the discussion on page 17


Risk Factors, page 5

2. Consider adding a risk factor that addresses your inability to access the cash that Discovery generates from its operations unless
Discovery pays a dividend on its stock. We note that Discovery historically has not paid dividends and that you do not have sufficient voting control to cause Discovery to pay dividends.

3. Please add a risk factor that you may become an inadvertent investment company because of your lack of control of Discovery or supplementally advise why such a risk factor is not necessary.

We do not have the right to manage Discovery, page 5

4. Your disclosure regarding John Hedricks is unclear. Clarify what his ownership of Discovery is and state what his voting powers are.
Consider providing this information in a separate risk factor or otherwise provide a cross reference to the more detailed discussion elsewhere in this document.

Ascent Media`s business depends on certain client industries, page
7

5. Describe the "fundamental changes in business practices" of client industries that could cause a material reduction in demand for Ascent
Media`s services.

A labor dispute may disrupt our business, page 7
6. Please provide additional detail so that investors can better understand the magnitude of this risk including; whether any labor disruptions have occurred in the past, whether any significant labor agreements are due to be renegotiated in the near future and whether any of your significant labor agreements are due to expire within the next two years.
Discovery`s revenue is dependent upon continued sale of advertising, page 8

7. Discuss the risks described in two separate risk factors; one to address the dependence upon continued sale of advertising, and the other to address your need to maintain affiliation agreements.

Management`s Discussion and Analysis, page 27

8. Briefly disclose the percentage of your consolidated revenue that is attributable to Ascent Media and to Discovery. Add similar disclosure in the "Summary" section on page 1.

Results of Operations, page 28

9. We note your reference to "declining rates for media services" on page 30. To the extent you believe this is a trend in your industry that may impact your revenues, please revise your disclosure describe this trend in greater detail. Please refer to Item 303(a)(3)(ii) of
Regulation S-K.

Cost of Services, page 30

10. Revise your disclosure to clarify the "changes in business mix" that have caused expenses for the media management services group to increase.

Management`s Discussion and Analysis - Discovery, page 34

Cost of revenue and SG&A Expenses, page 36

11. Further explain your "ongoing cost management initiatives" and how these initiatives have resulted in your costs not increasing at the same rate as your revenue.

Liquidity and Capital Resources, page 41

12. Please expand your discussion of liquidity and capital resources to include the anticipated effect of the Discovery long term incentive plans on results of operations, cash flows and liquidity.
Your discussion should include an analysis of trends within the plan and sources of capital to fulfill obligations under the plans.

Contractual Obligations, page 42

13. Please provide a description for amounts included in other in your table of contractual obligations. It would appear that these amounts are related to Discovery`s obligations under their long term incentive plans, however, the amount included in the table does not reconcile to amounts on balance sheet at December 31, 2004.

Combined Statements of Operations, page F-4

14. Please provide a calculation of basic and diluted earnings per share and the related disclosures as required by FAS 128.

Note 3 - Summary of Significant Accounting Policies, page F-8

15. Please confirm that all amounts classified as trade receivables at December 31, 2004 or 2003 are expected to be collected within twelve months of the balance sheet date.

16. Please update your table illustrating the effect on net earnings if the fair value based method of accounting for stock options had been applied to all unvested awards to include pro forma basic and diluted earnings per share.

17. Provide disclosures in an appropriate footnote to the financial statements for stock based compensation plans as required under FAS
123.  In this regard we note that some employees will hold
Discovery
Holding options due to the spin off as discussed on page 19
(Treatment of LMC Stock Incentive Awards). For guidance, refer to paragraphs 45-48 of FAS 123.

Note 9 - Acquisitions, page F-16

18. Please provide additional disclosure of the contingencies set forth in the purchase agreement for London Playout Centre Limited. In addition, provide guidance as to management`s expectations for payout of the $9 million in contingent payments and disclose how you are accounting for the contingency.

Note 15 - Information About Operating Segments, page F-22

19. Please disclose goodwill by reportable segment as required by paragraph 52(c) of FAS 141.

20. Please explain why you do not provide external revenues by products and services required by paragraph 37 of FAS 131.

Discovery Communications Inc.

Note 2 - Summary of Significant Accounting Policies, page F-30
Capitalized Software Costs, page F-32

21. Please disclose the total amount charged to expense in each income statement presented for amortization of capitalized computer software costs and for amounts written down to fair value. For guidance, refer to paragraph 11 of FAS 86. In addition, disclose the amount of software costs that were capitalized for each period.

Reclassifications, page F-34

22. Please explain in the filing the meaning of "book overdrafts."

Note 6 - Property and Equipment, page F-35

23. We note your disclosure regarding capital leases in Note 2.
Please disclose the gross amount of assets recorded under capital leases as of the date of each balance sheet presented. For guidance refer to paragraph 13 of FAS 13.

Note 9 - Investments in Affiliated Companies, page F-37

24. Please disclose the percentage of ownership for each equity investee. In addition, disclose the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference.
For guidance, refer to paragraph 20 of APB 18.
Note 13 - Commitments and Contingencies, page F-42

25. Please tell us how much you currently have accrued for amounts that may be due in connection with long-term distribution agreements for certain European cable networks. In addition, explain how you have considered guidance in FAS 5 related to these agreements and disclose your estimate of a range of liability under the agreement, as appropriate.

26. Please tell us how you are accounting for the agreement to pay a satellite system operator a portion of the increase in value of related networks and reference any applicable accounting literature.
In addition, tell us how you have considered guidance in EITF 01-
9.


******************

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Form 10 in response to these comments, and mark the documents to reflect changes to the original documents. See Rule 310 in Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please be aware that this Form 10 is a voluntary filing.  As
a
result, the registration statement automatically goes effective on
60
days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities
Exchange Act of 1934.

      Direct any questions on the financial statements and related Tracie Northan at (202) 824-5479 or Michael Fay, Branch Chief at
(202) 942-1907.  Direct any other questions to Hanna Teshome at
(202)
942-2975, or in her absence, to me at (202) 942-1850.


								Sincerely,



							Max A. Webb
						Assistant Director



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Discovery Holding Company
April 8, 2005
Page 1